SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Canterbury Park Holding Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13811E 10 1

(CUSIP Number)

John L. Morgan

605 Highway 169 N., Suite 400

Minneapolis, Minnesota 55441

Telephone Number (763) 520-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13811E 10 1

1	Names of Reporting Persons John L. Morgan

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 379,327

	8	Shared Voting Power 0

	9	Sole Dispositive Power 379,327

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 379,327

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.1%

14	Type of Reporting Person (See Instructions) IN

Reference is hereby made to the statements on Schedule 13D originally field with the Securities and Exchange Commission on March 23, 2010, as amended pursuant to Amendment No. 1 dated June 3, 2010, and Amendment No. 2 dated August 28, 2012 and Amendment No. 3 dated September 11, 2012 (collectively the “Schedule 13D”) which are incorporated herein by reference.  Pursuant to this Amendment No. 4 to Schedule 13D, Item 5 of Schedule 13D is hereby amended as follows:

Item 5.                   Interest in Securities of Issuer.

(a)           Aggregate number and percentage of class beneficially owned:

As of November 7, 2012, Mr. Morgan may be deemed to be the beneficial owner of 379,327 shares of common stock.

Based on calculations made in accordance with Rule 13d-3(d), Mr. Morgan may be deemed the beneficial owner of 9.1% of the Company’s common stock.  This calculation is based on 4,144,000 shares of common stock outstanding, as of June 30, 2012, reported in the Company’s Quarterly Report for the quarterly period ended June 30, 2012 filed with the Commission on August 14, 2012.

(b)           Voting and Dispositive Power:

Mr. Morgan has sole voting and dispositive power over 379,327 shares that may be deemed to be beneficially owned by him as of November 7, 2012.

(c)           Transactions within the past 60 days:  The information concerning transactions in the Common Stock effected by Mr. Morgan in the past sixty (60) days is set forth in Appendix A hereto and incorporated herein by reference.  Except as described in Item 6 below, all of the transactions were open market purchases.

(d)           Right to Direct the Receipt of Dividends:  Not applicable.

(e)           Last Date on Which Reporting Person Ceased to be a 5% Holder:  Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2012

	Name	/s/ John L. Morgan
John L. Morgan

Appendix A

Transactions by Mr. Morgan in Canterbury Park Holding Corporation during the past 60 days:

Date Acquired	Number of Shares Purchased	Price Per Share
11/07/12	100.000	$9.90
11/07/12	100.000	$9.90
11/07/12	1,000.000	$9.90
11/07/12	2,800.000	$9.90
11/07/12	3,800.000	$9.90
11/07/12	4,000.000	$9.90
11/07/12	4,000.000	$9.90
11/07/12	4,000.000	$9.90
10/31/12	3,500.000	$9.90
10/26/12	261.000	$9.90
10/25/12	500.000	$9.90
10/25/12	14.000	$9.90
10/25/12	66.000	$9.90
10/25/12	100.000	$9.90
10/25/12	251.000	$9.90
10/25/12	300.000	$9.90
10/25/12	534.000	$9.90
10/25/12	1,000.000	$9.90
10/24/12	486.000	$9.90
10/23/12	258.000	$9.90
10/22/12	242.000	$9.90
10/22/12	222.000	$9.90
10/19/12	200.000	$9.90
10/18/12	1.000	$9.90
10/17/12	77.000	$9.90
10/15/12	236.000	$9.90
10/12/12	549.000	$9.90
10/11/12	115.000	$9.90
10/10/12	100.000	$9.90
10/10/12	500.000	$9.90
10/10/12	600.000	$9.90
10/10/12	102.000	$9.90
10/09/12	398.000	$9.90
9/21/12	5,000.000	$9.90
9/21/12	5,000.000	$9.90
9/21/12	365.000	$9.90
9/21/12	4,635.000	$9.90
9/19/12	500.00	$9.90
9/18/12	1,028.00	$9.90